Exhibit 99.4

Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Agrium Inc.:

We consent to the use of our reports, each dated February 23, 2012, with respect to the consolidated financial statements of Agrium Inc. and the effectiveness of its internal control over financial reporting included in this amendment no. 1 to the Annual Report on Form 40-F.

We also consent to incorporation by reference of the above mentioned audit reports in Agrium Inc.’s Registration Statements on Form S-8 (333-11254, 333-114276, 333-132207, 333-143334, 333-149666 and 333-161620).

KPMG LLP

Calgary, Canada

March 6, 2012

                                         KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

                                         (“KPMG International”), a Swiss entity.

                                         KPMG Canada provides services to KPMG LLP.